TCW FUNDS DISTRIBUTORS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (196,219)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	$ (2,100)	
Distribution fees receivable	(947,909)	
Accounts receivable	947,745	
Due to/from parent	(2,919,766)	
Distribution fees payable to Advisor	947,909	
Accrued expenses	2,379	
Total adjustments		(1,971,742)
Net cash used in operating activities		(2,167,961)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,167,961)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,983,549
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 3,815,588

See notes to financial statements.